                                                                     EXHIBIT 4.8

         On April 21, 1999, SCF-IV, L.P., a limited partnership organized under the laws of the State of Delaware ("SCF-IV"), and Input/Output, Inc., a Delaware corporation (the "Company") entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which SCF-IV agreed to purchase, in a privately negotiated transaction, from the Company 40,000 shares of Series B preferred stock, par value $0.01 per share (the "Series B Preferred Stock" or the "Initial Shares"), of the Company, and the Company granted to SCF-IV an option to purchase up to 15,000 additional shares of Series C preferred stock, par value $0.01 per share (the "Series C Preferred Stock" or the "Option Shares," and together with the Series B Preferred Stock, the "Shares"), of the Company. SCF-IV purchased the Initial Shares on May 7, 1999 (the "Initial Closing Date"). The consideration paid by SCF-IV for the Initial Shares was $40,000,000. The net cash proceeds will be used to fund the Company's research and development projects, to provide additional working capital and for general corporate purposes.

         For a period of ninety days after the Initial Closing Date (the "Option Period"), SCF-IV may, at its sole option, purchase up to 15,000 shares of the Series C Preferred Stock (the "Exercise Notice") under the option granted under the Purchase Agreement. The purchase price payable for the Option Shares will be $1,000 per share (or an aggregate maximum of $15,000,000).

THE PURCHASE AGREEMENT

         Pursuant to the Purchase Agreement, the Company has agreed to use its best efforts to take, or cause to be taken, such action as may be necessary or advisable to ensure that immediately following the later of (i) the Initial Closing Date and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Company's Board of Directors will be increased by one (if necessary) and an individual designated by SCF-IV will be elected as a director of the Company in accordance with the terms of the Shares as described below.

         In connection with the Purchase Agreement, the Company has amended its Rights Agreement with Harris Trust and Savings Bank as rights agent dated as of January 17, 1997 (the "Rights Plan"), to provide that neither SCF-IV nor any of its affiliates will be deemed to be an "Acquiring Person" within the meaning of the Rights Plan by reason of the transactions contemplated by the Purchase Agreement. The Company has agreed in the Purchase Agreement that it will not further amend the Rights Plan, or adopt any similar agreement, that conflicts with, or restricts SCF-IV to a greater extent than the provisions contained in the Purchase Agreement. In addition, the Board of Directors of the Company has approved SCF-IV and its affiliates becoming an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law (the "DGCL") and a "Related Person" within the meaning of Article THIRTEENTH of the Company's Certificate of Incorporation by reason of the acquisition by SCF-IV or any of its affiliates of (i) the Shares, (ii) any shares issued to SCF-IV upon conversion of the Shares (the "Underlying Shares"), (iii) any shares of Common Stock permitted to be acquired by SCF-IV or any of its affiliates in accordance with the limitation set forth in the standstill provisions contained in the Purchase Agreement (discussed below) or (iv) any other securities (including shares of Common Stock issuable upon conversion, exercise or exchange thereof pursuant to their terms) received by SCF-IV or its affiliates pursuant to the Purchase Agreement.

         Under the Purchase Agreement, SCF-IV has agreed that, without the prior written consent of the Company, it will not sell or otherwise transfer any of the Shares to any other person or entity other than a partner of SCF-IV, who, in any event, shall agree to be bound by the transfer restrictions contained in the Purchase Agreement. SCF-IV has also agreed that, without the prior written consent of the Company, it will not, prior to the earlier of (i) the seventh anniversary of the Initial Closing, or (ii) the occurrence of a Change of Control (defined as (i) an agreement providing for a Business Combination (defined below under "Series B Preferred Stock") is approved by the Board of Directors of the Company or a Business Combination is consummated, (ii) a tender offer for Common Stock is approved or recommended by the Board of Directors of the Company or (iii) there is a redemption, repurchase or reacquisition by the Company of rights issued pursuant to the Rights Plan or any waiver of the application of the Rights Plan to any beneficial owner other than SCF-IV or its affiliates except as approved by SCF-IV's representative to the Board of Directors of the Company), sell or otherwise transfer the Underlying Shares in a single transaction or series of related transactions involving a number of shares in the aggregate constituting in excess of 1% of the Company's issued and outstanding shares of Common Stock at the time of such sale or transfer (based on the Company's most recent report filed with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to such sale or transfer disclosing such number of outstanding shares) to any entity which SCF-IV knows competes to a material extent with the Company or is engaged to a material extent in the energy services or equipment business, without first offering such shares to the Company on the same terms and in the manner set forth in the Purchase Agreement (subject to certain exceptions relating to an underwritten public offering).

         The Company has agreed that, from and after the date of the Purchase Agreement, it will not issue any Permitted Parity Securities (as defined below), except for (i) the issuance of the Option Shares to SCF-IV or its affiliates pursuant to the Purchase Agreement, or (ii) the issuance of a number of shares of Permitted Parity Securities issued at a price of $1,000 cash per share in a single series within eighteen months of the Initial Closing equal to 35,000 less the number of Option Shares purchased under the Purchase Agreement (or, if the Option Period shall not yet have expired, less the full 15,000 Option Shares); provided that if such Permitted Parity Securities are issued after the first anniversary of the Initial Closing, then SCF-IV will be entitled to prior written notice of such proposed issuance and the terms thereof and shall have a right of first refusal option to purchase any or all of such securities on the same terms as offered to the proposed purchaser. "Permitted Parity Securities" for this purpose means up to 35,000 shares of preferred stock of the Company constituting no more than two series of preferred stock, each share of which (i) has a liquidation preference of not more than $1,000 per share exclusive of accrued and unpaid dividends, (ii) has a dividend rate of not more than one percent per annum, (iii) has no more than one vote per share with respect to matters on which it votes together with the Series B Preferred Stock and other Permitted Parity Securities as a single class and (iv) is PARI PASSU with the Series B Preferred Stock with respect to the payment of dividends and the distributions upon Liquidation (as defined in the Certificate of Designation of Series B Preferred Stock). The Series C Preferred Stock that may be issued pursuant to the Purchase Agreement shall be considered Permitted Parity Securities for purposes of the foregoing.

         The Company agrees that if it issues any Permitted Parity Securities (other than Option Shares) pursuant to the foregoing that have terms that SCF-IV reasonably believes to be more favorable to the purchaser of such shares than the terms of the Initial Shares, then SCF-IV shall have the right to exchange all of the Shares purchased under the Purchase Agreement (or, if such issuance occurs prior to the expiration of the Option Period and the Option Closing has not occurred, all of the Shares that may be purchased under the Purchase Agreement if SCF-IV agrees to pay the applicable purchase price therefor upon such exchange) on a share for share basis.

         By executing the Purchase Agreement, SCF-IV has agreed that, for a period commencing on the date of the Purchase Agreement and ending on the earlier of the third anniversary of the Initial Closing Date or the occurrence of a Change of Control (as defined), it will not:

                  (a) directly or indirectly, take any action to acquire, in the aggregate, beneficial ownership of more than 4% of the Company's outstanding Common Stock or voting stock (based on the Company's most recent Exchange Act report filed with the SEC prior to such acquisition disclosing such number of outstanding shares), excluding from such ownership the Initial Shares and Option Shares or the Underlying Shares or any other Common Stock or voting stock acquired directly from the Company;

                  (b) form or encourage the formation of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, to acquire, change or influence control of the Company;

                  (c) solicit, or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" or consent solicitation (as such terms are defined or used under Regulation 14A under the Exchange Act) with respect to the Company in opposition to the recommendation of a majority of the Board of Directors of the Company;

                  (d) initiate, propose or otherwise solicit stockholders for the approval of, one or more stockholder proposals with respect to the Company or induce any person to initiate any stockholder proposal, in each case in opposition to the recommendation of a majority of the Board of Directors of the Company;

                  (e) deposit any voting stock in a voting trust or subject them to a voting agreement or other agreement or arrangement with respect to the voting of such voting stock, other than any such trust, agreement or other arrangement involving no persons other than SCF-IV, its partners or affiliates; or

                  (f) solicit, propose or negotiate with any other person (including the Company) with respect to any form of business combination or other extraordinary transaction with the Company or any of its subsidiaries, in each case which would result in a Change of Control, or solicit, make or propose or negotiate with any other person with respect to or announce an intent to make, any tender offer or exchange offer for any securities of the Company, in each case in opposition to the recommendation of a majority of the Board of Directors of the Company, or publicly disclose an intent, purpose, plan or proposal with respect to the Company, any of its subsidiaries, or any securities or assets of the Company, that would violate the provisions of this paragraph (f);

provided, however, that nothing in the foregoing paragraphs (a)-(f) shall be deemed to limit in any way (i) the right of SCF-IV to exercise its voting rights in any manner it sees fit with respect to the Shares, the Underlying Shares or any other shares of voting stock acquired by SCF-IV in accordance with the Purchase Agreement, or (ii) the right of any director elected to the Board of Directors as a representative of the holders of the Shares to take any action he believes necessary to fulfill his fiduciary duties.

         The Company has agreed to indemnify SCF-IV and its affiliates and hold SCF-IV and its affiliates harmless from and against any and all liabilities, losses, damages, costs and expenses of any kind, which may be incurred by SCF-IV or such affiliates as a result of any claims made against SCF-IV or such affiliates by any person that relate to or arise out of (i) any breach by the Company of any of its representations, warranties or covenants contained in the Purchase Agreement or in the agreements related thereto, or (ii) any litigation, investigation or proceeding instituted by any person with respect to the Purchase Agreement or the Shares or the Underlying Shares (excluding, however, any such litigation, investigation or proceeding which arises solely from the acts or omissions of SCF-IV or its affiliates). Notwithstanding the foregoing, the Company will not be responsible for or assume any of the investment risk associated with any securities purchased under the Purchase Agreement.

THE SERIES B PREFERRED STOCK

         The holders of Series B Preferred Stock are entitled to receive cumulative cash dividends of $10.00 per annum (1% of the liquidation preference) for each share of Series B Preferred Stock. The Series B Preferred Stock is entitled to a liquidation preference of $1,000.00, plus all accrued but unpaid dividends.

         The Series B Preferred Stock is convertible at the holder's option after the first to occur of any of the following (the "Initial Conversion Date"): (i) the third anniversary of the original date of issuance of such Shares (the "Issue Date"), (ii) the approval by the Board of Directors of the Company of an agreement relating to a Business Combination or the consummation of a Business Combination, (iii) a tender offer for Common Stock is approved or recommended by the Board of Directors of the Company or (iv) the redemption, repurchase or reacquisition by the Company of rights issued pursuant to the Rights Plan or any waiver of the application of the Rights Plan to any beneficial owner other than SCF-IV or its affiliates (except as approved by SCF-IV's representative on the Board of Directors of the Company). After the Initial Conversion Date and prior to the Mandatory Conversion Date (defined below), the holders of Series B Preferred Stock will be entitled to convert any and all shares of Series B Preferred Stock into a number of fully paid and nonassessable shares of Common Stock per share equal to, at the option of the holder, one of, or if not specified by the holder, at the greater of, the following (such amount being referred to as the "Conversion Ratio"): (a) $1,000.00 (plus any accrued and unpaid dividends through the record date for determining shareholders entitled to vote) divided by the conversion price of $8.00 (as adjusted from time to time in accordance with the anti-dilution provisions in the Series B Preferred Stock's Certificate of Designation) or (b) $1,000.00 increased at a rate of eight percent per annum from the Issue Date, compounded quarterly, less the amount of cash dividends actually paid through the applicable conversion date (the "Adjusted Stated Value"), divided by the average market price for the Common Stock during the ten trading day period prior to the date of conversion (the "Conversion Ratio").

         On April 20, 1999, the closing sales price per share of the Common Stock on the New York Stock Exchange was $6.875.

         A "Business Combination" for this purpose means (i) any consolidation or merger of the Company with or into any person or (ii) any Change of Control Stock Issuance (defined below), or (iii) the sale, assignment conveyance, transfer, lease or other disposition by the Company of all or substantially all of its assets followed by a liquidation of the Company. A "Change of Control Stock Issuance" means any issuance, in a single transaction or series of related transactions, by the Company of shares of Common Stock or Common Stock equivalents in connection with the acquisition of assets (including cash) or securities by the Company or a subsidiary of the Company (including by way of a merger of a subsidiary of the Company with or into a person), except where (i) the shareholders of the Company immediately prior to such issuance own (in substantially the same proportion relative to each other as such shareholders owned the Common Stock or voting stock of the Company, as the case may be, immediately prior to such consummation) (x) more than 50% of the voting stock of the Company immediately after such issuance, and (y) more than 50% of the outstanding Common Stock immediately after such issuance, (ii) the members of the Board of Directors of the Company immediately prior to entering into the agreement relating to such issuance (or if no such agreement is entered into, then immediately prior to the consummation of such issuance) constitute at least a majority of the Board of Directors of the Company immediately after such issuance, with no agreements or arrangements in place immediately after such consummation that would result in the members of the Board of Directors of the Company immediately prior to the entering into the agreement relating to such issuance ceasing to constitute at least a majority of the Board of Directors of the Company and (iii) no person or group of persons immediately after such issuance is the beneficial owner of 40% or more of the total outstanding voting stock of the Company or Common Stock.

         On the fifth anniversary of the Issue Date (the "Mandatory Conversion Date"), each outstanding share of Series B Preferred Stock shall, without any action on the part of the holder, be converted automatically into a number of fully paid and nonassessable shares of Common Stock equal to the Conversion Ratio, provided the Shelf Registration Statement (discussed below) contemplated by the Registration Rights Agreement is then in effect.

         In the event of a conversion of Series B Preferred Stock pursuant to which the Conversion Ratio is determined using clause (b) above, then, provided that full cumulative dividends have been paid or declared and set apart for payment upon all outstanding shares of Series B Preferred Stock for all past dividend periods, the Company may redeem for cash up to 50% (or such greater percentage as the holders shall agree) of the shares of Series B Preferred Stock submitted for conversion at a redemption price per share equal to the Adjusted Stated Value (a "Redemption Offer"), in lieu of effecting such conversion.

         If the Company issues Common Stock upon conversion of the Series B Preferred Stock pursuant to which the Conversion Ratio is calculated pursuant to clause (b) of the definition of Conversion Ratio as set forth above, the Company shall not be obligated to issue, in the aggregate, a number of shares of Common Stock in excess of the NYSE Limitation upon conversion of the Series B Preferred Stock. The "NYSE Limitation" shall mean the maximum number of shares of Common Stock that could be issued by the Company pursuant to the conversion of the

Series B Preferred Stock and any substantially similar series of Permitted Parity Securities issued to the holder (including any Series C Preferred Stock) pursuant to the terms of the Purchase Agreement without triggering a requirement to obtain the approval of the Company's shareholders of such issuance pursuant to Section 312.03(c) of the New York Stock Exchange Listed Company Manual as in effect on the Issue Date. To the extent that any shares of Series B Preferred Stock are submitted for conversion such that the NYSE Limitation would be exceeded, such excess shares shall, in lieu of being converted into Common Stock, be redeemed in exchange for a cash payment equal to the Adjusted Stated Value per share.

         Following the expiration or earlier termination of the applicable waiting period under the HSR Act (the "HSR Expiration Date"), holders of the Series B Preferred Stock will be entitled to vote upon all matters upon which the holders of Common Stock and other Permitted Parity Securities are entitled to vote. The holders of Series B Preferred Stock, when voting together with the Common Stock as a single class, will be entitled to cast a number of votes equal to $1,000.00 (plus any accrued and unpaid dividends through the record date for determining the shareholders entitled to vote) divided by the conversion price of $8.00 (as adjusted from time to time in accordance with the Series B Preferred Stock's Certificate of Designation). After the HSR Expiration Date, the holders of Series B Preferred Stock, voting together as a class with other Permitted Parity Securities, shall be entitled to elect one member of the Board of Directors of the Company. The consent of the holders of a majority of the Series B Preferred Stock, voting together as a class with other Permitted Parity Securities, will be necessary to (i) amend, alter or repeal the Series B Preferred Stock Certificate of Designation to authorize, create or issue parity securities or senior securities, (ii) issue any parity or senior securities or
(iii) consummate any Business Combination. Further, the consent of the holders of at least a majority of the Series B Preferred Stock, voting separately as a single class with one vote per share, will be necessary to amend, alter or repeal any of the provisions of (i) the Series B Preferred Stock Certificate of Designation or any certificate of designation relating to any parity securities, or (ii) the Certificate of Incorporation of the Company, so as to adversely affect any of the rights, preferences or privileges of the holders of Series B Preferred Stock.

THE SERIES C PREFERRED STOCK

         The Series C Preferred Stock, if issued, will have substantially the same terms as the Series B Preferred Stock, except for the determination of the conversion price. The conversion price for the Series C Preferred Stock will be equal to 125% of the average market price per share of the Common Stock for the ten trading days ending on and including the trading day prior to the date on which SCF-IV notifies the Company that it wishes to exercise its option to purchase some or all of the Series C Preferred Stock; provided, however, that if such average is less than $4.80, then the initial conversion price shall be $6.00 and if such average is higher than $6.80, the initial conversion price shall be $8.50, subject to certain anti-dilution adjustments.

THE REGISTRATION RIGHTS AGREEMENT

         The Company has entered into a Registration Rights Agreement with SCF-IV pursuant to which the holder or holders of at least 25% of the then



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

outstanding Registrable Securities (which subject to certain limitations means the Underlying Shares and any other securities issued or issuable with respect to the Underlying Shares) at any time on or after the earlier of (i) the Initial Conversion Date or (ii) the date sixty days prior to the third anniversary of the date of the initial issuance of the Series B Preferred Stock, may request a registration of the Company of any or all of SCF-IV's Registrable Securities (a "Demand Registration"); provided, however, that the number of Registrable Securities to be included in such a Demand Registration must be at least 1,000,000 or such lesser number of Registrable Securities as have an aggregate market price of at least $10,000,000 as of the date of such request. The holders of Registrable Securities will be entitled to request an aggregate of two Demand Registrations. The Registration Rights Agreement also entitles the holders of Registrable Securities the right to have such securities registered whenever the Company proposes to register any securities under the Securities Act of 1933, as amended, (a "Piggyback Registration"). As contemplated by the Registration Rights Agreement, the ability of the holders of Registrable Securities to participate in Piggyback Registration will depend on the individual circumstances and the nature of the offering at issue. The Registration Rights Agreement obligates the Company to file a shelf registration statement (the "Shelf Registration Statement") relating to all of the Registrable Securities prior to the Mandatory Conversion Date and to cause such Shelf Registration Statement to remain in effect for one year (subject to certain suspension rights). The registration expenses with relation to Registrable Securities included in a Demand Registration will be borne by the holders of Registrable Securities; the registration expenses with relation to Registrable Securities included in a Piggyback Registration or the Shelf Registration will be borne by the Company.

BENEFICIAL OWNERSHIP BY SCF-IV

         According to its Schedule 13D filed with the SEC on April 30, 1999, SCF-IV may be deemed to beneficially own 5,000,000 shares of Common Stock based on its acquisition of 40,000 shares of Series B Preferred Stock. The 5,000,000 shares of Common Stock represent shares issuable to SCF-IV upon conversion of the Initial Shares, based on the $8.00 fixed conversion price described above. Such 5,000,000 shares of Common Stock would constitute approximately 9.0% of the issued and outstanding Common Stock of the Company. This amount excludes (i) an indeterminate number of additional shares of Common Stock that may be acquired by SCF-IV upon conversion of the Initial Shares pursuant to market price-based conversions as described above, or in respect of accrued and unpaid dividends and (ii) shares of Common Stock that may be acquired upon the conversion of the Option Shares, since the conversion price for such shares has not been established.

         The sale of the Series B Preferred Stock and the offer to sell the Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

         The foregoing, to the extent it summarizes terms of agreements or documents, is qualified in its entirety by reference to the full text of such documents, copies of which have been filed herewith as exhibits and are incorporated herein by reference.

         ISSUANCE OF PREFERRED STOCK. On May 7, 1999, SCF-IV, L.P., a Delaware limited partnership ("SCF-IV"), purchased, in a privately negotiated transaction, 40,000 shares of Series B Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), issued by the Company. The consideration paid by SCF-IV for this issuance was $40,000,000. The net cash proceeds of approximately $39,452,000 will be used to fund the Company's research and development projects, to provide additional working capital and for general corporate purposes. The issuance of the Series B Preferred Stock and the underlying shares of Common Stock was exempt from the registration requirements of Section 5 of the Securities Act of 1933 in accordance with Section 4(2) of that Act.

         On August 3, 1999, SCF-IV notified the Company of its intent to exercise its option to purchase an additional 15,000 shares of Series C Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), under the option granted to SCF-IV by the Company in connection with the purchase of the Series B Preferred Stock. On August 17, 1999, the Company issued and sold the 15,000 shares of Series C Preferred Stock, resulting in net proceeds to the Company of approximately $15.0 million; the net cash proceeds are anticipated to be used for the same purposes as the proceeds from the issuance of the Series B Preferred Stock. The purchase price payable for the Series C Preferred Stock was $1,000 per share. In addition, within 18 months of the closing of the sale of the Series B Preferred Stock, the Company may issue up to 20,000 additional shares of preferred stock ranking in parity to the Series B and Series C Preferred Stock to other investors at a purchase price of $1,000 per share. The Series C Preferred Stock has substantially the same terms as the Series B Preferred Stock except that the denominated conversion price for the Series C Preferred Stock will be $8.50 per share.

         TERMS OF SERIES B PREFERRED STOCK. The holders of Series B Preferred Stock are entitled to receive cumulative cash dividends of $10.00 per share, per annum (1% of the liquidation preference) for each share of Series B Preferred Stock. Each share of Series B Preferred Stock is entitled to a liquidation preference of $1,000.00 per share, plus all accrued and unpaid dividends.

         The Series B Preferred Stock is convertible at the holder's option after the first to occur of any of the following (the "Initial Conversion Date"): (i) the third anniversary of the original date of issuance of such Shares (the "Issue Date"), (ii) the approval by the Board of Directors of the Company of an agreement relating to a Business Combination (as defined) or the consummation of a Business Combination, (iii) a tender offer for Common Stock is approved or recommended by the Board of Directors of the Company or (iv) the redemption, repurchase or reacquisition by the Company of rights issued pursuant to the Company's Stockholder Rights Plan or any waiver of the application of the Company's Stockholder Rights Plan to any beneficial owner other than SCF-IV or its affiliates (except as approved by SCF-IV's representative on the Board of Directors of the Company). After the Initial Conversion Date and prior to the Mandatory Conversion Date (defined below), the holders of Series B Preferred Stock will be entitled to convert their shares into a number of fully paid and nonassessable shares of Common Stock per share equal to, at the option of the holder, one of, or if not specified by the holder, at the greater of, the following (such amount being referred to as the "Conversion Ratio"): (a) the quotient of $1,000.00 (plus any accrued and unpaid dividends through the record date for determining stockholders entitled to vote) divided by the denominated conversion price of $8.00 (as adjusted from time to time in accordance with certain anti-dilution provisions) or (b) the quotient of $1,000.00 increased at a rate of eight percent per annum from the Issue Date, compounded quarterly, less the amount of cash dividends actually paid through the applicable conversion date (the "Adjusted Stated Value"), divided by the average market price for the Common Stock during the ten trading day period prior to the date of conversion (the "Conversion Ratio").

         On the fifth anniversary of the Issue Date (the "Mandatory Conversion Date"), each outstanding share of Series B Preferred Stock shall, without any action on the part of the holder, be converted automatically into a number of fully paid and nonassessable shares of Common Stock equal to the Conversion Ratio, provided that a shelf registration statement to be filed with the Securities and Exchange Commission covering those shares of Common Stock has been declared effective.

         In the event of a conversion of Series B Preferred Stock pursuant to which the Conversion Ratio is determined using clause (b) above, then, provided that full cumulative dividends have been paid or declared and set apart for payment upon all outstanding shares of Series B Preferred Stock for all past dividend periods, the Company may redeem for cash up to 50% (or such greater percentage as the holders shall agree) of the shares of Series B Preferred Stock submitted for conversion at a redemption price per share equal to the Adjusted Stated Value, in lieu of conversion.

         For financial accounting purposes, based on the terms of the Series B Preferred Stock, dividends will be recognized as a charge to retained earnings at the rate of 8% per annum, compounded quarterly. Such preferred dividends will reduce net earnings available to the common stockholders accordingly.